Exhibit 21


                SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
             (as defined in Section 1-02(w) of Regulation S-X)



CACI, Inc., a Delaware Corporation

CACI, Inc.-Federal, a Delaware Corporation

CACI, Inc.-Commercial, a Delaware Corporation

CACI Products Company, a Delaware Corporation

American Legal Systems Corp., a Delaware Corporation

CACI Field Services, Inc., a Delaware Corporation

CACI, N.V., a Netherlands Corporation

CACI Limited, a U.K. Corporation